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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                             ----------------------



                                   F O R M 6-K

                      Pursuant to Section 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934


                           For the month of April 2001



                                 RADVISION LTD.
                              (Name of Registrant)




                 24 Raoul Wallenberg St., Tel Aviv 69719 Israel
                     (Address of Principal Executive Office)


     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                        Form 20-F X        Form 40-F __


     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                        Yes __             No  X


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                                 RADVISION LTD.





6-K Items

     1. RADVision Ltd. Press Release dated April 5, 2001 re RADVision Reports Preliminary First Quarter Results.



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                                                                          ITEM 1

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  Corporate Contacts:                           Investor Contacts:
  David Seligman                                Jody Burfening/Sanjay Hurry
  Chief Financial Officer                       Lippert/Heilshorn & Associates
  RADVISION, Ltd.                               Tel: 212.838.3777
  Tel: 972.3.645.5446                           jbs@lhai.com
  cfo@radvision.com

  Sandra Fathi
  Dir. Corporate Communications
  RADVISION, Inc.
  Tel: 201.529.4300 x301
  Mobile: 201.406.6150
  sfathi@radvision.com


               RADVISION REPORTS PRELIMINARY FIRST QUARTER RESULTS

        - Company Revises Guidance for the Second Quarter and Comments on
                            Outlook for Fiscal 2001 -

     Tel Aviv, Israel, April 5, 2001 -- RADVISION Ltd. (NASDAQ: RVSN), the leading provider of award-winning, industry-standard products and technology for real-time voice and video communication over IP (V2oIP(TM)), today reported preliminary results for the first quarter of 2001. Revenues for the first quarter are expected to be in the range of $14.8 to $14.9 million, compared with revenues of $7.8 million in the first quarter of 2000. Net income is expected to be between $1.8 and $1.9 million, or $0.08 to $0.09 per share, compared to a net loss of $0.5 million, or $0.04 per share, in the first quarter of 2000. These anticipated first quarter results for 2001 compare to prior guidance of $15.3 million in revenues and net income of $1.9 million, or $0.09 per share.

     Commenting on the expected results for the quarter, Ami Amir, chief executive officer of RADVISION, said, "We are seeing a slow down in enterprise spending in the United States, leading to lower orders from some of our customers for our networking products compared to what we expected at the time of our fourth quarter conference call. At the same time, we expect revenues from enabling technologies to be on plan for the quarter."

     Citing a less predictable business environment and ongoing softness in enterprise spending in the United States, Mr. Amir said that the Company expects to report revenues



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for the second  quarter in the range of $11.5 to $12.5  million and  earnings in the range of $0.01 and $0.02 per share. According to Mr. Amir, "The current lack of visibility makes it extremely difficult for us to put forward guidance for the second half of the year with a high degree of confidence. Minimally, we expect revenues for fiscal 2001 to be no less than the $46 million we reported in fiscal 2000."

     "We are aligning our cost structure with our lower revenue expectations with a view toward maintaining positive earnings in fiscal 2001. We are concentrating our resources on sales driven activities and on establishing new channel partners outside of the United States and strengthening our existing channel partnerships. We have reduced overall spending and have implemented a 10% reduction in our workforce effective April 2nd. We are focusing our efforts on improving our performance by doing more with less and without sacrificing our long-term goals."

     Concluded Mr. Amir, "With cash and cash equivalents of $97 million as of December 31, 2000 and virtually no debt, we believe that we have the financial stability to weather this slowdown and maintain our market leadership and the technological advantage that we have relative to our competitors. We have the resources to leverage our current reputation as the recognized experts in V2oIP and build for the future through continued investment in new product and market development."


First Quarter 2001 Earnings Conference Call and Webcast - April 18, 2001 at 9:00a.m. EST

RADVISION management will host a conference call and webcast to discuss the company's first quarter results and discuss its detailed guidance for the second quarter and estimated results for the remainder of fiscal 2001 on Wednesday, April 18th at 9:00 a.m. EST. Those wishing to join should call (888) 730-9143, international callers dial (712) 257-3640, at approximately 8:50 a.m. EST. Members of the investment community are also invited to visit the "Investor Relations" area of the company's website, www.radvision.com, to listen to the conference call via live Webcast. A replay of the call will be available starting on April 18th at 11:00 a.m. EST and continuing until April 25 at


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11:00 p.m. EST. To access the replay, please call (888) 277-9374,  international callers dial (402) 998-0936.

ABOUT RADVISION

RADVISION is a leading provider of products and technology for real-time voice, video, and data communications over packet networks; this includes the Internet and other Internet Protocol (IP) based networks. Recognized universally as the experts in real-time Voice and Video over IP (V(2)oIP), RADVISION offers the broadest and most complete set of enabling technology and networking systems needed to enable enterprises and service providers to migrate their voice and video communications from traditional telephone networks to new converged networks. Today, hundreds of thousands of end-users around the world communicate over next-generation networks, using IP-centric products and solutions built around RADVISION products and technology. RADVISION 's multi-protocol software toolkits for IP communications include: SIP, MEGACO, MGCP, and H.323; RADVISION's V(2)oIP networking products include: gateways, conferencing bridges, and gatekeeper applications. For more information, please visit our website at: www.radvision.com.

This press release contains forward-looking statements that are subject to risks and uncertainties. Factors that could cause actual results to differ materially from these forward-looking statements include, but are not limited to, general business conditions in the industry, changes in demand for products, the timing and amount or cancellation of orders and other risks detailed from time to time in RADVision's filings with the Securities and Exchange Commission, including RADVision's Form F-1 registration statement.

All trademarks recognized


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                                   SIGNATURES




     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                                  RADVISION LTD.
                                                 ----------------
                                                   (Registrant)



                                                   By   /s/David Seligman
                                                        -----------------

                                                       David Seligman
                                                       Chief Financial Officer


Dated: April 5, 2001